UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AUXILIUM PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05334D 10 7

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

1200 Liberty Ridge Drive, Suite 300

Wayne, PA 19087

610-254-4242

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

July 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCP Private Equity Partners II, L.P. 23-3037972
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,158,506* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,158,506*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,506*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.34%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 131,684 shares of common stock issuable upon exercise of a warrant.
**	Based on 20,587,127 shares of the Issuer’s common stock outstanding as of July 23, 2004.

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCP Private Equity II, LLC 23-3047235
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,158,506* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,158,506*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,506*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.34%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 131,684 shares of common stock issuable upon exercise of a warrant.
**	Based on 20,587,127 shares of the Issuer’s common stock outstanding as of July 23, 2004.

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Winston J. Churchill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 26,000* 8. Shared Voting Power 3,398,495** 9. Sole Dispositive Power 26,000* 10. Shared Dispositive Power 3,398,495**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,495**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.63%***
14.	Type of Reporting Person (See Instructions) IN

*	Consists of options which are exercisable within 60 days of July 28, 2004 for 26,000 shares.
**	Includes 3,158,506 shares held by SCP Private Equity Partners II, LP (“SCP”) which includes 131,684 shares issuable upon exercise of a warrant; and 239,989 shares held by CIP Capital, L.P (“CIP”) which includes 10,856 shares issuable upon exercise of a warrant. Mr. Churchill is a managing partner of SCP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP, except to the extent of any indirect pecuniary interest therein. Mr. Churchill is founder and control person of CIP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by CIP, except to the extent of any indirect pecuniary interest therein.
***	Based on 20,587,127 shares of the Issuer’s common stock outstanding as of July 23, 2004.

Item 1. Security and Issuer

This statement (the “Statement”) relates to the common stock (the “Common Stock”) of Auxilium Pharmaceuticals, Inc. (the “Issuer”). This Statement constitutes an initial filing of Schedule 13D by SCP Private Equity Partners II, L.P. (“SCP”), SCP Private Equity II, LLC (“SCP LLC”) and Winston J. Churchill (collectively, the “Reporting Persons”). The address of the Issuer’s principal executive office is 160 West Germantown Pike, Norristown, PA 19401.

Item 2. Identity and Background

(a) This Statement is being filed jointly by the Reporting Persons.

(b)-(c) SCP is a Delaware limited partnership. SCP LLC is a Delaware limited liability company. The address of SCP’s and SCP LLC’s principal executive office is 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. SCP is an investment fund. Mr. Churchill’s business address is c/o SCP Private Equity Partners II, LP, 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. Mr. Churchill’s principal occupation is managing investment funds. SCP LLC’s principal business is to serve as the manager of the General Partner of SCP (SCP Private Equity II General Partner, L.P. – the “General Partner”) with respect to the operation and management of SCP. Pursuant to a management agreement, SCP LLC exercises voting and investment powers on behalf of SCP. The members of SCP LLC (collectively the “Members” and each a “Member”), and certain information with respect to the Members are set forth in Appendix I hereto, which is incorporated herein by reference.

(d) During the last five years, none of SCP, SCP LLC and Mr. Churchill, and to the best of each Reporting Person’s knowledge, any Member, have been convicted in any criminal proceeding.

(e) During the last five years, none of SCP, SCP LLC and Mr. Churchill, and to the best of each Reporting Person’s knowledge, any Member, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCP and SCP LLC are organized in Delaware. Mr. Churchill is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

SCP purchased 50,000 shares of Common Stock in the Issuer’s initial public offering (the “Offering”). Upon the closing of the Offering, SCP acquired the 2,715,486 shares of Common Stock upon conversion of 8,333,332 shares of Series A Convertible Preferred Stock,

884,888 shares of Series B Convertible Preferred Stock, 2,166,667 shares of Series C Convertible Preferred Stock and 2,192,555 shares of Series D Preferred Stock (the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, and the Series D Convertible Preferred Stock, collectively the “Preferred Stock”). All of these shares were acquired at a conversion ratio of one share of Common Stock for five shares of Preferred Stock converted. SCP acquired its shares of Preferred Stock for cash. SCP acquired the warrant to purchase 131,684 shares of Common Stock for cash. SCP also acquired 1,306,681 shares of Common Stock in connection with the Series D Convertible Preferred Stock financing which was subsequently split into 261,336 shares of Common Stock.

CIP Capital, L.P. (“CIP”), an investment fund with respect to which Mr. Churchill has a controlling interest, acquired the 229,133 shares of Common Stock upon conversion of 438,596 shares of Series A Convertible Preferred Stock, 500,000 shares of Series C Convertible Preferred Stock and 180,759 shares of Series D Convertible Preferred Stock. All of these shares were acquired at a conversion ratio of one share of Common Stock for five shares of Preferred Stock converted. CIP acquired its shares of Preferred Stock for cash. CIP acquired the warrant to purchase 10,856 shares of Common Stock for cash.

Mr. Churchill acquired the options to purchase 26,000 shares of Common Stock in connection with his service on the Board of Directors of the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons and CIP have and are acquiring the securities of the Issuer described in this Schedule 13D as an investment. The Reporting Persons and CIP have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of the Reporting Person’s and CIP’s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of the interest in the Issuer by the Reporting Persons and CIP is possible. The Reporting Persons and CIP reserve the right to change their plans at any time.

Item 5. Interest in Securities of the Issuer

(a) As of July 28, 2004, SCP is the beneficial owner of 3,158,506 shares of Common Stock, including currently exercisable warrants to purchase 131,684 shares of Common Stock. The 3,158,506 shares constitute 15.34% of the issued and outstanding shares of Common Stock (based on 20,587,127 shares of Common Stock issued and outstanding, as reported in the Issuer’s Registration Statement on Form S-1, dated July 23, 2004 (the “Registration Statement”).

As of July 28, 2004, Mr. Churchill is the beneficial owner of 3,424,495 shares of Common Stock, including SCP’s 3,158,506 shares of Common Stock and CIP’s 239,989 shares of Common Stock. The 3,424,495 shares constitute 16.63% of the issued and outstanding shares of Common Stock (based on 20,587,127 shares of Common Stock issued and outstanding, as reported in the Issuer’s Registration Statement). Mr. Churchill is a managing partner of SCP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP, except to the extent of any indirect pecuniary interest therein.

Mr. Churchill is founder and control person of CIP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by CIP, except to the extent of any indirect pecuniary interest therein.

(b) SCP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,158,506 shares of Common Stock. SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP.

CIP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 239,989 shares of Common Stock.

Mr. Churchill has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 26,000 shares of Common Stock issuable upon the exercise of options. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,158,506 shares of Common Stock with the other partners of SCP. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 239,989 shares of Common Stock with the other directors and partners of CIP.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SCP holds warrants to purchase 131,684 shares of Common Stock at an exercise price of $5.625. The warrants expire on October 30, 2010.

CIP holds warrants to purchase 10,856 shares of Common Stock at an exercise price of $5.625. The warrants expire on October 30, 2010.

Mr. Churchill holds the following options: an option to purchase 2,000 shares of Common Stock that vested 25% on December 5, 2002 with the balance vesting in three equal annual installments thereafter; an option to purchase 5,000 shares of Common Stock that vested 100% on December 10, 2003; an option to purchase 20,000 shares of Common Stock that vested 100% on January 1, 2004; an option to purchase 5,000 shares of Common Stock that vests 100% on December 15, 2004; and an option to purchase 10,000 shares of Common Stock that vests 100% on July 23, 2005.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By:	SCP Private Equity II General
Partner, L.P., its General Partner
By:	SCP Private Equity II, LLC
By:	/s/ Winston J. Churchill
Name:	Winston J. Churchill
Title:	a Managing Partner

SCP Private Equity II, LLC

By:	/s/ Winston J. Churchill
Name:	Winston J. Churchill
Title:	a Managing Partner

/s/ Winston J. Churchill
Winston J. Churchill

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX I

SCP Private Equity II, LLC Members

The following are the members of SCP Private Equity II, LLC:

Safeguard Fund Management, Inc. (“SFMI”)

103 Springer Building

3411 Silverside Road

P.O. Box 7048

Wilmington, DE 19803

Winston J. Churchill

197 Mine Road

Malvern, PA 19355

James W. Brown

1602 Sorrel Road

Malvern, PA 19355

Thomas G. Rebar

547 Carriage House Lane

Harleysville, PA 19438

Wayne B. Weisman

2 Saw Grass Lane

Malvern, PA 19355

SFMI, a holding corporation organized under the laws of Delaware, is a wholly owned subsidiary of Safeguard Delaware, Inc. It is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership, which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., which is the general partner of SCP Private Equity Partners II, L.P. Messrs. Churchill, Brown, Rebar and Weisman are also principals of the following entities, all of which have the principal address of 1200 Liberty Ridge Drive, Suite 300, Wayne, PA 19087:

SCP Private Equity II, LLC

SCP Private Equity Management, L.P.

(general partner for SCP Private Equity Partners, L.P.)

SCP Private Equity Partners II, L.P.

SCP Private Equity Management Company, LLC

(management company for SCP Private Equity Partners II, L.P.)

SCP Private Equity II General Partner, L.P.

SCP Management II, L.P.